Corebridge Financial, Inc.
2919 Allen Parkway, Woodson Tower
Houston, Texas 77019

September 12, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Registration Statement on Form S-1
of Corebridge Financial, Inc.
File No. 333-263898

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Corebridge Financial, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. on September 14, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Paul M. Rodel at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

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Very truly yours,

Corebridge Financial, Inc.

By:	/s/ Elias Habayeb
Name: Elias Habayeb
Title: Chief Financial Officer

[Signature Page to Acceleration Request]